Digital Return Notes Linked to the Price of Platinum due July 9, 2015	Fact Sheet for Term Sheet 2066B Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: June 17, 2014
Receive digital return if the underlying return is zero or positive; full downside exposure if the downside trigger is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the price of platinum (the "**Underlying**"). If the Final Price is *greater than or equal* to the Initial Price, investors will receive at maturity a return on their investment equal to the Digital Return of 10.20%, If the Final Price is *less than* the Initial Price, but *greater than or equal to* the Trigger Price, which is 90.00% of the Initial Price, investors will receive at maturity the Face Amount of notes. However, if the Final Price is *less than* the Trigger Price, investors will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons and investors should be willing to lose a significant portion or all of their initial investment if the Final Price is less than the Trigger Price. Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:..25152RLJ0
Issuer: ....Deutsche Bank AG, London Branch
Issue Price:..................................100% of the Face Amount
Maturity/Tenor:............................Approximately 13 months
Underlying:..................................Settlement price of platinum
Face Amount: $1,000
Digital Return:..............................10.20%
Payment at Maturity:

- **If the Final Price is *greater than or equal to* the Initial Price:**
  $1,000 + ($1,000 x Digital Return)
- **If the Final Price is *less than* the Initial Price, but *greater than or equal to* the Trigger Price:**
  $1,000
- **If the Final Price is *less than* the Trigger Price:**
  $1,000 + ($1,000 x Underlying Return)

Trigger Price:...............................90.00% of the Initial Price. The actual Trigger Price will be determined on the Trade Date and will not be greater than 90.00% of the Initial Price.
Underlying Return:......................

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price: ....The Closing Price of the Underlying on the Trade Date
Final Price:...................................The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price:...............................On any day, the afternoon fixing level per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market ("**LLPM**") authorized to effect such delivery, stated in U.S. dollars. For reference purposes only, the Bloomberg ticker symbol for the Underlying is "PLTMLNPM." **If the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price in good faith and in a commercially reasonable manner and/or postpone the Averaging Dates as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the product supplement accompanying term sheet No. 2066B.**
Trade Date:...................................June 20, 2014
Settlement Date:..........................June 25, 2014
Averaging Dates:..........................June 29, 2015, June 30, 2015, July 1, 2015, July 2, 2015 and July 6, 2015
Maturity Date: ....July 9, 2015
Fees and Commissions:...............JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2066B.

The Issuer's estimated value of the notes on the Trade Date is approximately $970.00 to $990.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2066B for additional information.
For more information regarding this offering, please refer to the term sheet No. 2066B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314004202/dp47212_fwp-ts2066b.htm.

Note Characteristics

- Receive the Digital Return if the Final Price is greater than or equal to the Initial Price
- Receive the Face Amount of notes if the Final Price is less than the Initial Price but greater than or equal to the Trigger Price
- Full downside exposure if the Final Price is less than the Trigger Price

Risk Considerations

- Appreciation potential limited to the Digital Return
- You will lose a significant portion or all of your investment in the notes if the Final Price is less than the Trigger Price
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Cash Investment in Underlying
Note Payment at Maturity
Return on Notes (%)
Underlying Return (%)
60%
40%
20%
0%
-20%
-40%
-60%
-60%
-40%
-20%
0%
20%
40%
60%

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Trigger Price of 90.00% of the Initial Price and a Digital Return of 10.20%. The actual Trigger Price will be determined on the Trade Date.

Underlying Return	Total Return on Notes	Payment at Maturity
100.00%	10.20%	$1,102.00
80.00%	10.20%	$1,102.00
50.00%	10.20%	$1,102.00
20.00%	10.20%	$1,102.00
15.00%	10.20%	$1,102.00
10.00%	10.20%	$1,102.00
0.00%	10.20%	$1,102.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	-20.00%	$800.00
-25.00%	-25.00%	$750.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  If the Final Price is less than the Trigger Price, you will lose 1.00% of the Face Amount of notes for every 1.00% by which the Final Price is less than the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment at maturity. Because the notes are our unsubordinated and unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Final Price is greater than or equal to the Initial Price, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus the product of $1,000 and the Digital Return of 10.20%, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,102.00 for every $1,000 Face Amount of notes. You will receive a return reflecting the Digital Return only if the Final Price is greater than or equal to the Trigger Price. The price of the Underlying at various times during the term of the notes could be higher than the Closing Prices of the Underlying on the Averaging Dates. Because the Digital Return is a fixed amount, you may receive a lower payment at maturity than you would if you had invested directly in the Underlying.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are unsubordinated and unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

PRICES OF COMMODITIES ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Investments linked to the prices of commodities, such as platinum, are considered speculative and the prices for commodities such as platinum may fluctuate significantly over short periods due to a variety of factors, including: changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in platinum and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters. These factors may affect the price of platinum and the value of your notes in varying and potentially inconsistent ways.

THE MARKET FOR PLATINUM SUFFERS FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. Since the platinum supply is very limited, any disruptions in the platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

RISKS RELATED TO TRADING OF COMMODITIES — The Closing Price is determined by the LLPM. The LLPM is a self-regulatory association of bullion market participants. Although all market-making members of the LLPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LLPM itself is not a regulated entity. If the LLPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LLPM price fixings as a global benchmark for the value of platinum may be adversely affected. The LLPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LLPM trading. For example, there are no daily price limits on the LLPM, which would otherwise restrict fluctuations in the prices at which commodities trade on the LLPM. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of platinum and not to a diverse basket of commodities or a broad-based commodity index. The price of platinum may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN PLATINUM — The amount owed on the notes is based on the Closing Price on the Averaging Dates. Your payment on the notes may be less than you would have received had you invested directly in platinum. For instance, you will not participate in any potential appreciation of the Underlying, which could be significant.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, the Closing Price on each Averaging Date, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Closing Price is not available (or is published in error) on an Averaging Date. The calculation agent will also be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount you receive at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2066B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2066B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2066B, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 2066B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.